EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended June 30			Six Months Ended June 30
	2011	2010		2011	2010
	(Amounts in millions)
Excluding Interest on Deposits
Income (loss) before income taxes	$49	$(365)		$106	$(722)
Fixed charges excluding preferred stock dividends and accretion	112	147		227	307

Income (loss) for computation excluding interest on deposits	161	(218)		333	(415)

Interest expense excluding interest on deposits	96	130		194	272
One-third of rent expense	16	17		33	35
Preferred stock dividends and accretion	54	58		106	117

Fixed charges including preferred stock dividends and accretion	166	205		333	424

Ratio of earnings to fixed charges, excluding interest on deposits	0.97x	(1.06	)x	1.00x	(0.98	)x

Including Interest on Deposits
Income (loss) before income taxes	$49	$(365)		$106	$(722)
Fixed charges excluding preferred stock dividends and accretion	238	341		492	743

Income for computation including interest on deposits	287	(24)		598	21

Interest expense including interest on deposits	222	324		459	708
One-third of rent expense	16	17		33	35
Preferred stock dividends and accretion	54	58		106	117

Fixed charges including preferred stock dividends and accretion	292	399		598	860

Ratio of earnings to fixed charges, including interest on deposits	0.98x	(0.06	)x	1.00x	0.02x